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                                                EXHIBIT 4-9
                     Citicorp Securities, Inc.

February 14, 1994

To: The Lenders in the WICOR, Inc., Wisconsin Gas Company, and Sta-Rite Industries, Inc. Credit Agreements dated March 29, 1993

Re:  Extension Request


Ladies and Gentlemen:

WICOR, Wisconsin Gas and Sta-Rite Industries have each requested a one-year extension of the Termination Date under Section 2.17 of their respective credit agreements (attached). If approved by all Lenders, the new Termination Date as extended would be March 29, 1997 unless the Commitments were terminated or reduced in whole pursuant to Sections 2.05 or 6.01.

Audited financial statements for each company are not available at this time. The companies have provided unaudited financial statements certified by a senior financial officer, copies of which are enclosed with this letter. Audited financials will follow shortly as required under the extension provisions.

would you please notify Citibank of your decision by March 17, 1994? If you approve the extension, please indicate your approval by signing at the appropriate place at the bottom of the two copies of this letter. Please return both copies to me. I will notify the banks of the outcome as soon as all Lenders have responded. If approved, the extension would be effective on the anniversary date of the credit agreements, and I will send copies of all the signatures for your files.

Should you have any questions, please call me at (212)559-6086.

Sincerely,

Emily J. Eisenlohr           Approved  By  Anita J. Brichell
Vice President                            -------------------
                               Title:       Vice President

attach                         Bank        Citibank, N.A.

                               Date        March 15, 1994

cc:  James J. Monnat
     Arthur R. Meyer